FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Fiscal Quarter Ended: March 31, 2003
Commission File Number: 0-29154

IONA Technologies PLC

(Translation of registrant’s name into English)

The IONA Building
Shelbourne Road, Ballsbridge
Dublin 4, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Part I.	FINANCIAL INFORMATION
Item 1.	Condensed Consolidated Financial Statements:
(a)	Condensed Consolidated Balance Sheets at March 31, 2003 and December 31, 2002	3
(b)	Condensed Consolidated Statements of Operations for the Three Months Ended March 31, 2003 and 2002	4
(c)	Condensed Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2003 and 2002	5
(d)	Notes to Condensed Consolidated Financial Statements	6

     Part I. FINANCIAL INFORMATION
     ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

IONA Technologies PLC

Condensed Consolidated Balance Sheets
(U.S. dollars in thousands, except share and per share data)

	March 31,
	2003	December 31,
	(unaudited)	2002(1)

ASSETS
Current assets:
Cash and cash equivalents	$15,731	$22,287
Restricted cash	973	1,223
Marketable securities	58,169	58,140
Accounts receivable, net of allowance for doubtful accounts of $1,124 at March 31, 2003 and $1,132 at December 31, 2002	17,208	29,733
Prepaid expenses and other assets	4,677	4,537

Total current assets	96,758	115,920
Property and equipment, net	12,086	12,987
Other non-current assets, net (Note 6)	2,500	2,697

Total assets	$111,344	$131,604

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,119	$2,447
Accrued payroll and related expenses	5,167	8,103
Other accrued liabilities	14,092	15,641
Deferred revenue	22,517	25,963

Total current liabilities	43,895	52,154
Other non-current liabilities (Note 8)	3,972	4,545
Shareholders’ equity:
Ordinary Shares, €0.0025 par value, 150,000,000 Shares authorized; 32,975,288 and 32,834,968 shares issued and outstanding at March 31, 2003 and December 31, 2002, respectively	92	91
Additional paid-in capital	491,533	491,165
Accumulated deficit	(427,818)	(415,927)
Deferred stock-based compensation	(330)	(424)

Total shareholders’ equity	63,477	74,905

Total liabilities and shareholders’ equity	$111,344	$131,604

(1)	The December balance sheet information has been derived from the December 31, 2002 audited consolidated financial statements.

IONA Technologies PLC

Condensed Consolidated Statements of Operations
(U.S. dollars in thousands, except per share data)

	Three Months Ended
	March 31,	March 31,
	2003	2002
	(unaudited)	(unaudited)

Revenue:
Product revenue	$6,857	$25,567
Service revenue	10,150	13,955

Total revenue	17,007	39,522
Cost of revenue:
Cost of product revenue	144	456
Cost of service revenue	4,131	7,587

Total cost of revenue	4,275	8,043

Gross profit	12,732	31,479
Operating expenses:
Research and development	7,946	10,514
Sales and marketing	13,342	20,703
General and administrative	3,091	3,562
Amortization of other non-current assets	279	3,268

Total operating expenses	24,658	38,047

Loss from operations	(11,926)	(6,568)
Interest income, net	144	199
Net exchange gain (loss)	91	(255)

Loss before provision for income taxes	(11,691)	(6,624)
Provision for income taxes	200	—

Net loss available to Ordinary Shareholders	$(11,891)	$(6,624)

Basic net loss per Ordinary Share and per ADS	$(0.36)	$(0.23)

Shares used in computing basic net loss per Ordinary Share and per ADS (in thousands)	32,975	29,399

Diluted net loss per Ordinary Share and per ADS	$(0.36)	$(0.23)

Shares used in computing diluted net loss per Ordinary Share and per ADS (in thousands)	32,975	29,399

IONA Technologies PLC
Condensed Consolidated Statements of Cash Flows
(U.S. dollars in thousands)

	Three Months Ended
	March 31,	March 31,
	2003	2002
	(unaudited)	(unaudited)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(11,891)	$(6,624)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,817	5,254
Stock compensation	94	455
Loss (profit) on marketable securities	15	(24)
Changes in operating assets and liabilities:
Restricted cash deposits	250	—
Purchase of marketable securities	42,140)	(100,669)
Sale of marketable securities	42,096	26,564
Accounts receivable	12,525	6,708
Prepaid expenses and other assets	(83)	(109)
Accounts payable	(328)	(1,465)
Accrued payroll and related expenses and other liabilities	(5,058)	(8,758)
Deferred revenue	(3,446)	(3,046)

Net cash used in operating activities	$(6,149)	$(81,714)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	$(666)	$(1,124)
Purchase of other non-current assets	(110)	—

Net cash used in investing activities	$(776)	$(1,124)

CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of shares, net of issuance costs	$369	$66,041

Net cash provided by financing activities	$369	$66,041

NET DECREASE IN CASH AND CASH EQUIVALENTS	$(6,556)	$(16,797)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	22,287	28,509

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$15,731	$11,712

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest paid	$—	$—
Income taxes paid	$77	$167

SUPPLEMENTAL DISCLOSURE OF NON-CASH FLOW INFORMATION:
Shares and options issued in connection with acquisitions	$—	$1,219

IONA Technologies PLC

Notes to Condensed Consolidated Financial Statements

1. Interim Condensed Consolidated Financial Statements

     These interim condensed consolidated financial statements have been prepared by IONA Technologies PLC (“IONA” or the “Company”) pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with accounting principles generally accepted in the United States (“GAAP”) for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial position, results of operations and cash flows at the date and for the periods presented. The operating results for the quarter ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. See “—Factors Affecting Future Results.” For further information, refer to the consolidated financial statements and footnotes for the year ended December 31, 2002 included in IONA’s Annual Report on Form 20-F under the Securities Exchange Act of 1934, as amended.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Companies Acts, 1963 to 2001

     The financial information relating to IONA and its subsidiaries included in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to IONA’s annual return. A copy of the full accounts for the year ended December 31, 2002 will in due course be annexed to the relevant annual return, which will be filed after the annual general meeting of IONA, which will be held in August 2003. The auditors have not yet made reports under Section 193 of the Companies Act, 1990 in respect of such accounts.

3. Accounting Pronouncements

     The Financial Accounting Standards Board issued Statements No. 143, “Accounting for Asset Retirement Obligations” (“SFAS 143”) in June 2001. SFAS 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When the liability is initially recorded, the entity capitalizes a cost by increasing the carrying amount of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss upon settlement. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. Application of SFAS 143 had no material impact on the condensed consolidated financial statements of the Company for the three months ended March 31, 2003.

     The Financial Accounting Standards Board issued Statement No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” (“SFAS 146”) in July 2002. SFAS 146 provides guidance on the recognition and measurement of liabilities associated with exit or disposal activities and requires that such liabilities be recognized when incurred. In many cases, those costs will be recognized as liabilities in periods following a commitment to a plan, not at the date of commitment. SFAS 146 also changes the recognition of one-time termination benefits, such as severance pay or other termination indemnities, whenever the benefit arrangement requires employees to render future service beyond a ‘minimum retention period.’ SFAS 146 also addresses the accounting for other costs associated with an exit or disposal activity, such as costs to consolidate or close facilities and relocate employees. A liability for such costs has to be recognized and measured at its fair value in the period in which it is incurred. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002 and does not impact the recognition of costs under the Company’s existing restructuring plans. Adoption of this standard is expected to impact the timing of recognition of costs if any further restructuring plans are initiated and implemented.

     In November 2002, the FASB issued FASB Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company adopted the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN 45 were adopted by the Company as of December 31, 2002. Application of FIN 45 had no impact on the condensed consolidated financial statements of the Company for the three months ended March 31, 2003.

     In January 2003, the FASB issued FASB Interpretations No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and July 31, 2003 for variable interest entities created prior to February 1, 2003. Application of FIN 46 had no impact on the condensed consolidated financial statements of the Company for the three months ended March 31, 2003.

4. Restricted Cash

     IONA has approximately $1.0 million in restricted cash deposits, which relate to annual renewable letter of credit facilities with Citizens Bank for the Waltham, Massachusetts, Santa Clara, California, and New York, New York leased facilities. Should IONA not renew these letter of credit facilities or default on its rental obligations, the identified amounts will be payable to the lessors.

5. Marketable Securities

     Marketable securities consist of commercial paper, corporate bonds and U.S. government agency fixed income securities. Marketable securities are stated at market value, and by policy, IONA invests primarily in high-grade marketable securities. All marketable securities are defined as trading securities under the provisions of Statement of Financial Accounting Standards No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”) and unrealized holding gains and losses are reflected in the Statements of Operations.

6. Other Non-Current Assets

     Other non-current assets consist of the following:

	March 31,	December 31,
	2003	2002

	(U.S. dollars in thousands)
Intangible Assets- amortizable
Purchased technology	$3,373	$3,263
Accumulated amortization	(2,105)	(1,855)

Total identifiable intangible assets	1,268	1,408

Security deposits and other assets	1,232	1,289

Total other non-current assets, net	$2,500	$2,697

     Other non-current asset amortization for the three months ended March 31, 2003 and March 31, 2002 was $0.3 million and $3.3 million respectively. In addition, other non-current asset amortization is estimated to be approximately $0.5 million for the remainder of 2003, $0.6 million in 2004, $0.2 million in 2005, $0.02 million in 2006, and nil in 2007.

7. Stock-based Employee Compensation Expense

     The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of IONA’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years). In December 2002, the Financial Accounting Standards Board issued Statement No. 148, “Accounting for Stock- Based Compensation- Transition and Disclosure” (“SFAS 148”). SFAS 148 requires the following disclosures in the interim financial statements of all companies with stock based compensation, regardless of whether they account for that compensation using the fair value method of SFAS 123 or the intrinsic value method of APB 25. The following table illustrates the effect on net loss and loss per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation:

	Three months ended

	March 31,	March 31,
	2003	2002

	(U.S. dollars in thousands)
Net loss as reported	$(11,891)	$(6,624)
Add: Stock-based compensation expense included in reported net loss, net of related tax effects	94	455
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(10,205)	(10,602)

Pro forma net loss	$(22,002)	$(16,771)

Loss per share:
Basic-as reported	$(0.36)	$(0.23)

Basic-pro forma	$(0.67)	$(0.57)

Diluted-as reported	$(0.36)	$(0.23)

Diluted-pro forma	$(0.67)	$(0.57)

     Pro forma information regarding net loss and loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three months ended March 31, 2003 and 2002, respectively: risk-free interest rates of 4% and 4%; dividend yields of 0% and 0%; volatility factors of the expected market price of IONA’s Ordinary Shares of 1.08 and 1.15; and a weighted-average expected life of the option of five years. Stock compensation expense of $0.1 million and $0.5 million was recorded for the three months ended March 31, 2003 and 2002, respectively.

8. Restructuring

     During 2002 and 2001, the Company’s management and board of directors approved restructuring plans, which included consolidation of excess facilities, a reduction in workforce, and other related costs. Total restructuring costs of $20.8 million and $5.7 million were recorded related to these initiatives in 2002 and 2001, respectively. Cash outlays associated with restructuring plans initiated in the years ended December 31, 2002 and 2001 totaled approximately $1.2 million during the three months ended March 31, 2003, including approximately $0.5 million in severance and related benefits paid to employees worldwide and $0.7 million in facility closure costs.

     Amounts of restructuring costs remaining at March 31, 2003 of $9.0 million (primarily amounts remaining in respect of accrued restructuring costs recorded in 2002) relate to remaining separation and facility closure and consolidation costs. We expect that cash outlays of $5.0 million will be made in the next twelve months, with the remaining cash outlays of $4.0 million to be made through the end of 2006.

9. Subsequent Events

     In May 2003, IONA’s management and Board of Directors approved further restructuring plans to streamline its cost structure. These restructuring plans were initiated in May 2003 and include a reduction in workforce and the closure and consolidation of office space. Certain costs associated with the implementation of these plans will be recorded as a restructuring charge in the quarter ended June 30, 2003.

ITEM 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the accompanying condensed consolidated financial statements for the periods specified and associated notes. Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, and market positioning, growth, demand and opportunity. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated by such forward looking statements, including risks and uncertainties relating to IONA’s management changes and cost-reduction efforts; the integration of recent and future acquisitions; the launch of IONA’s Rapid Integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so. Further reference should be made to “—Factors Affecting Future Results” below and to our Annual Report on Form 20-F under the Securities Act of 1934, amended, and the consolidated financial statements for the year ended December 31, 2002 included therein.

Overview

     IONA is in the integration software business. We make software work together so our customers can make better decisions, run their businesses more efficiently and improve their business results. Our Rapid Integration software products enable our customers to build, maintain and scale their disparate computing environments while preserving and extending existing information technology investments. We also offer professional services, including ongoing customer support and maintenance as well as high-level design consultation, education and product implementation.

     Our revenue is derived from product license fees and charges for support and professional services. We recognize revenues in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position (SOP) 97-2, “Software Revenue Recognition,” as amended by SOP 98-4 and SOP 98-9. In accordance with U.S. GAAP, we recognize software license revenue when persuasive evidence of an arrangement exists, delivery has occurred, our fee is fixed or determinable, and collectibility is probable. We recognize customer support revenue over the term of the support agreement, generally 12 months. We recognize professional service revenue when the services are performed.

     To date, we have derived most of our revenue from the licensing of our enterprise integration and application server software products that currently compose our Orbix products, and fees from related services. We expect that our other Rapid Integration products will increasingly contribute to our revenue. We market our products and services through our direct marketing and sales organizations and through indirect channels, including software vendors, system integrators, original equipment manufacturers, value-added resellers and, to a lesser extent, third-party distributors. Our total revenue is dependent on the growth in demand for our software. In general, product revenue in the first quarter of each year declines from the fourth quarter of the prior year in line with traditional seasonal trends.

     Our gross margins are affected by the mix of product and service revenue and the mix of distribution channels used by us. We typically realize significantly higher gross margins on product revenue than on service revenue.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. Therefore, our effective tax rate is affected by the percentage of revenue that qualifies for this favorable tax treatment. We anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and our tax treatment may change in the future.

Impact of Recent Acquisitions

     In 2001, we acquired Netfish Technologies, Inc. (Netfish). The total consideration consisted of 4,221,216 newly-issued ordinary shares, 815,102 ordinary shares issuable upon the exercise of replacement options and $30.9 million of closing costs incurred in connection with the merger. Of the newly-issued ordinary shares, 504,598 were held back by us as a source of indemnification payments that may become due to us. If we made no claims for indemnification, 75% of the 504,598 ordinary shares, or 378,448 shares, would have been distributed to the former holders of Netfish shares in May 2002 and 25% of the 504,598 ordinary shares, or 126,150 shares, would be distributed in May 2003. In May 2002, we held back 142,045 ordinary shares to cover indemnification claims made by us. In May 2003, an additional 126,150 ordinary shares were held back to cover the indemnification claim that we previously made. The 268,195 ordinary shares held back by us could be distributed upon resolution of pending indemnification claims in a manner unfavorable to us. The aggregate purchase price plus related expenses were allocated to the acquired assets and liabilities at their estimated fair values at the date of acquisition based primarily on an independent valuation, and to acquired in-process research and development for which technological feasibility had not been established and for which alternative future uses did not exist based on independent valuation. In October 2002, we completed our annual impairment test and assessment of the carrying value of goodwill. As a result of unfavorable market conditions and a decline in our market capitalization, we concluded that goodwill was fully impaired and we incurred a non-cash impairment charge in the quarter ended December 31, 2002 equivalent to the carrying value of goodwill.

Critical Accounting Policies and Estimates

     Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amounts of revenues and expenses during the periods presented. To the extent there are material differences between these estimates, judgments or assumptions and actual results, our financial statements will be affected. The significant accounting policies that we believe are the most critical to aid in fully understanding and evaluating our reported financial results include the following:

•	Revenue Recognition

•	Allowances for Doubtful Accounts

•	Legal Contingencies

•	Accounting for Income Taxes

•	Impairment of Other Non-Current Assets

     In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting among available alternatives would not produce a materially different result.

     Revenue Recognition

     We recognize the majority of our revenue pursuant to software license agreements. While the basis for software license revenue recognition is substantially governed by the provisions of SOP 97-2, “Software Revenue Recognition,” issued by the American Institute of Certified Public Accountants and as amended by SOP 98-4 and SOP 98-9 and related interpretations, we exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period.

     For software license arrangements that do not require significant modification or customization of the underlying software, we recognize revenue when: (1) we enter into a legally binding arrangement with a customer for the license of software; (2) we deliver the products or perform the services; (3) customer payment is deemed fixed or determinable and free of contingencies or significant uncertainties; and (4) collection is probable. Substantially all of our license revenues are recognized in this manner.

     For arrangements with multiple elements, we allocate revenue to each element of a transaction based upon its fair value as determined by “vendor specific objective evidence.” Vendor specific objective evidence of fair value for each element of an arrangement is based upon the normal pricing and discounting practices for each element when sold separately, including the renewal rate for support services. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

     We assess whether fees are fixed or determinable at the time of sale and recognize revenue if all other revenue recognition requirements are met. Our standard payment terms are net 30; however, terms may vary based on the country in which the agreement is executed. Payments that extend beyond 30 days from the contract date but that are due within twelve months are generally deemed to be fixed or determinable based on our successful collection history on such arrangements, and thereby satisfy the required criteria for revenue recognition.

     While most of our arrangements include payment terms of less than one year, we have provided payment terms of more than one year to credit worthy customers. We have established a history of collection, without concessions, on these receivables with payment terms that extend beyond one year. Provided all other revenue recognition criteria have been met, we recognize license revenue for these arrangements upon delivery.

     Revenue for consulting services is generally recognized as the services are performed. Revenue from royalty arrangements in excess of guaranteed amounts is recognized upon notification of such royalties payable by the customer.

  Allowances for Doubtful Accounts

     We make judgments as to our ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding receivables. In determining the provision, we analyze our historical collection experience and current economic trends. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

  Legal Contingencies

     We are currently involved in various claims and legal proceedings. Periodically, we review the status of each significant matter and assess our potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to our pending claims and litigation and may revise our estimates. Such revisions in the estimates of the potential liabilities could have a material impact on our results of operations and financial position.

  Accounting for Income Taxes

     Significant judgment is required in determining our worldwide income tax expense provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of income sharing and cost reimbursement arrangements among related entities, the process of identifying items of income and expense that qualify for preferential tax treatment and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, no assurance can be given that the final tax outcome of these matters will not be different than that which is reflected in our historical income tax provisions and accruals. Such differences could have a material effect on our income tax provision and net income in the period in which such determination is made.

  Impairment of Other Non-Current Assets

     Other Non-Current Assets arising on acquisition are capitalized and amortized to the income statement over the period during which benefits are expected to accrue, currently estimated at four years. Where events and circumstances are present which indicate that the carrying value may not be recoverable, we will recognize an impairment loss. Factors we consider important, which could trigger impairment include:

•	significant underperformance relative to expected historical or projected future operating results;

•	significant changes in the manner of our use of the acquired assets or the strategy for our overall business;

•	significant negative industry or economic trends;

•	significant decline in our stock price for a sustained period; and

•	significant decline in our market capitalization relative to net book value.

     Such impairment loss is measured by comparing the fair value amount of the asset with its carrying value. The determination of the value of such intangible assets requires management to make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. If these estimates or the related assumptions change in the future, we could be required to record impairment charges. Any material change in our valuation of assets in the future and any consequent adjustment for impairment could have a material adverse impact on our future reported financial results.

Results of Operations

     The following table sets forth certain consolidated statements of income data as a percentage of total revenue for the periods presented:

	Three Months Ended
	March 31,	March 31,
	2003	2002

Revenue:
Product revenue	40.3%	64.7%
Service revenue	59.7	35.3

Total revenue	100.0	100.0
Cost of revenue:
Cost of product revenue	0.8	1.2
Cost of service revenue	24.3	19.2

Total cost of revenue	25.1	20.4

Gross profit	74.9	79.6
Operating expenses:
Research and development	46.7	26.6
Sales and marketing	78.5	52.4
General and administrative	18.2	9.0
Amortization of other non-current assets	1.6	8.2

Total operating expenses	145.0	96.2

Loss from operations	(70.1)	(16.6)
Interest income, net	0.9	0.5
Net exchange gain (loss)	0.5	(0.7)

Loss before provision for income taxes	(68.7)	(16.8)
Provision for income taxes	1.2	0.0

Net loss available to Ordinary Shareholders	(69.9)%	(16.8)%

Gross profit:
Product (as a percentage of product revenue)	97.9%	98.2%
Service (as a percentage of service revenue)	59.3%	45.6%

Three Months Ended March 31, 2003 Compared to Three Months Ended March 31, 2002

Total Revenue

     Total revenue decreased by 57.0% to $17.0 million for the three months ended March 31, 2003 from $39.5 million for the three months ended March 31, 2002. Total revenue from customers located outside the United States represented 53.2% of total revenue for the three months ended March 31, 2003 and 40.7% of total revenue for the three months ended March 31, 2002, or $9.0 million and $16.1 million, respectively.

     Product Revenue. Product revenue decreased by 73.2% to $6.9 million during the three months ended March 31, 2003 from $25.6 million during the three months ended March 31, 2002. The decrease in product revenue was attributable to decreased sales of our products, resulting from the combined effects of the current macroeconomic climate and geopolitical uncertainties affecting the software market as a whole.

     Service Revenue. We provide professional services, consisting of consulting and training, technical support for all of our products and, to a limited extent, product customization and enhancement. Consulting services provided by us include training and assisting customers with the effective use and deployment of our products. Customer support generally includes support by means of telephone, e-mail, facsimile and customer on-site assistance as well as access to certain product upgrades. Service revenue decreased by 27.3% to $10.2 million during the three months ended March 31, 2003 from $14.0 million during the three months ended March 31, 2002. The decrease in service revenue was principally due to the combined effects of the current macroeconomic climate and geopolitical uncertainties affecting the software market as a whole.

Cost of Revenue

     Cost of Product Revenue. Cost of product revenue consists primarily of product media and duplication, manuals, packaging materials, shipping and handling expenses, third-party royalties and, to a lesser extent, the salaries and benefits of certain personnel and related operating costs of computer equipment. Cost of product revenue was $0.1 million, resulting in a product gross margin of 97.9%, for the three months ended March 31, 2003 compared to $0.5 million, or a product gross margin of 98.2%, for the three months ended March 31, 2002. The decrease in product gross margin was attributable to a reduction in economies of scale resulting from declining product revenues.

     Cost of Service Revenue. Cost of service revenue consists primarily of personnel costs for consultancy; training; customer support; product customization, enhancement, and related operating costs of computer equipment; and non-billable travel expenses. Cost of service revenue was $4.1 million, resulting in a service gross margin of 59.3%, for the three months ended March 31, 2003 compared to $7.6 million, or a service gross margin of 45.6%, for the three months ended March 31, 2002. The increase in service gross margin was primarily attributable to efficiencies in our service delivery structure.

Operating Expenses

     Research and Development. Research and development expenses consist primarily of salaries and benefits of research and development personnel, cost of third-party contractors, personnel-related overhead allocation, depreciation expenses arising from the acquisition of computer equipment, software license fees, and related indirect costs. Research and development expenses were $7.9 million, or 46.7% of total revenue, for the three months ended March 31, 2003 compared to $10.5 million, or 26.6% of total revenue, for the three months ended March 31, 2002. The decrease in research and development expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 with the increase in research and development expenses as a percentage of total revenue due to declining revenues. We expect research and development expenses to decrease in dollar amounts in 2003.

     Sales and Marketing. Sales and marketing expenses consist primarily of salaries, sales commissions and benefits earned by sales and marketing personnel, personnel-related overhead allocation, travel, entertainment, advertising and promotional expenses, and related indirect costs. Sales and marketing expenses were $13.3 million, or 78.5% of total revenue, for the three months ended March 31, 2003 compared to $20.7 million, or 52.4% of total revenue, for the three months ended March 31, 2002. The decrease in sales and marketing expenses in dollar amount was primarily the result of a reduction in compensation expense related to revenue, cost reduction measures and restructuring plans implemented by management in 2002 with the increase in sales and marketing expenses as a percentage of total revenue due to declining revenues. We expect that sales and marketing expenses will decrease in dollar amount in 2003.

     General and Administrative. General and administrative expenses consist primarily of salaries and benefits of financial, administrative and management personnel, general office administration expenses (rent and occupancy, telephone and other office supply costs), and related indirect costs. General and administrative expenses also include professional fees and depreciation. General and administrative expenses were $3.1 million, or 18.2% of total revenue, for the three months ended March 31, 2003 compared to $3.6 million, or 9.0% of total revenue, for the three months ended March 31, 2002. The decrease in general and administrative expenses in dollar amount was primarily the result of cost reduction measures and restructuring plans implemented by management in 2002 with the increase in general and administrative expenses as a percentage of total revenue due to declining revenues. We expect that general and administrative expenses will decrease in dollar amount in 2003.

     Amortization of Other Non-Current Assets. Amortization of other non-current assets was $0.3 million, or 1.6% of total revenue, for the three months ended March 31, 2003 compared to $3.3 million, or 8.2% of total revenue, for the three months ended March 31, 2002. The decrease in amortization of other non-current assets in dollar amounts and as a percentage of total revenue is primarily attributable to the reduction in the carrying value of purchased technologies resulting from the impairment charge for purchased technologies recorded in October 2002. Other non-current assets are amortized on a straight-line basis over 4 years.

Loss from Operations

     We generated an operating loss of $11.9 million, or 70.1% of total revenue, for the three months ended March 31, 2003 compared to an operating loss of $6.6 million, or 16.6% of total revenue, for the three months ended March 31, 2002. The operating loss for the three months ended March 31, 2003 primarily reflects the decrease in total revenue as a result of the combined effects of the current macroeconomic climate and geopolitical uncertainties affecting the software market as a whole.

Other Income, Net

     Interest income, net represents interest earned on cash and investment balances. Interest income, net was $0.1 million for the three months ended March 31, 2003 compared to $0.2 million for the three months ended March 31, 2002. The decrease in interest income, net was due primarily to lower average balances held in these accounts and lower interest rates realized during the three months ended March 31, 2003.

     Net exchange gain was $0.1 million for the three months ended March 31, 2003 compared to a net exchange loss of $0.3 million for the three months ended March 31, 2002. The net exchange gain for the three months ended March 31, 2003 was primarily due to the weakening of the dollar against the euro, Swiss franc and Australian dollar.

Income Taxes

     Income taxes were $0.2 million for the three months ended March 31, 2003 compared to nil for the three months ended March 31, 2002. See “Factors Affecting Future Results- If our effective tax rate increases, our business and financial results would be adversely impacted.”

Liquidity and Capital Resources

     Net cash used in operating activities was $6.1 million and $81.7 million for the three months ended March 31, 2003 and March 31, 2002, respectively. At March 31, 2003, we had cash and cash equivalents, restricted cash and marketable securities of $74.9 million and working capital of $52.9 million.

     During the three months ended March 31, 2003, we used less than $0.1 million for net purchases of marketable securities.

     During the three months ended March 31, 2003, we invested $0.7 million in our management information systems and capital expenditures, and $0.1 million in technology, which had reached technological feasibility.

     We believe that our current sources of liquidity are sufficient to finance our operations for at least the next twelve months. The foregoing estimate of the period of time through which our current sources of liquidity will be sufficient to finance our operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary.

     It is possible that, when needed, adequate funding may not be available to us or, if available, may not be available on terms favorable to us. In addition, we may decide to issue additional equity or debt securities for such funding, which could dilute the ownership of existing shareholders. Any shortfall in our capital resources could result in us limiting the introduction or marketing of new products and services, which could have a material adverse effect on our business, financial condition and results of operations.

Exposure to Currency Fluctuations

     Our consolidated financial statements are prepared in U.S. dollars, our functional currency. A percentage of our revenues, expenses, assets and liabilities are denominated in currencies other than our functional currency. Fluctuations in exchange rates may have a material adverse effect on our results of operations, particularly our operating margins, and could also result in exchange gains and losses. As a result of currency fluctuations, we recognized an exchange gain of $0.1 million for the three months ended March 31, 2003 and an exchange loss of $0.3 million for the three months ended March 31, 2002. We cannot accurately predict the impact of future exchange rate fluctuations on our results of operations. We have in the past sought to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any hedging techniques implemented by us may not be successful and exchange rate fluctuations may materially adversely affect our business, financial condition and results of operations. See “Quantitative and Qualitative Disclosure About Market Risks.” We had no derivative or hedging transactions in the three months ended March 31, 2003.

Factors Affecting Future Results

     The discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements concerning results of operations, plans and objectives of management, expectations regarding future financial performance, profitability, and market positioning, growth, demand and opportunity. The forward-looking statements made are neither promises nor guarantees and are subject to risks and uncertainties that could cause actual results to differ materially from those anticipated or indicated by such forward looking statements, including, but not limited to, risks and uncertainties discussed below, and risks and uncertainties relating to IONA’s management changes and cost-reduction efforts; the integration of recent and future acquisitions; the launch of IONA’s Rapid Integration software; growth in market demand for Web services and integration; IONA’s enterprise sales model; volume, timing and seasonal patterns of product sales; impact of competitive products and pricing; development and market acceptance of new and improved products; undetected errors in software; and general economic conditions. You should not rely on these forward-looking statements, which are current only as of the date when made. You should not expect that these forward-looking statements will be updated or supplemented as a result of changing circumstances or otherwise, and we disavow and disclaim any obligation to do so.

A further decline in information technology spending may result in a decrease in our revenues or lower growth rates.

     The slowdown in global economies has negatively affected the level of spending of our customers on information technology (IT) solutions. We cannot predict if or when the growth rate of worldwide economies will rebound, or when or if demand for IT solutions will increase. A further decline or lack of growth in the demand for IT solutions may result in decreased revenues or lower growth rates because our sales depend in part on our customers’ level of funding for new or additional IT systems or services. Continuation of the current economic downturn may cause our customers to reduce or eliminate IT spending, which would substantially reduce the number of new software licenses we sell. An economic downturn may also cause price erosion for our products, which would reduce the average sales price for these licenses.

     In addition, actual or threatened terrorist attacks in the United States, related military actions and events or effects occurring in response to those developments may reduce the amount or delay the timing of capital expenditures by corporations for IT. Accordingly, we cannot be assured that we will be able to increase or maintain our revenues.

Our lengthy and variable sales cycle makes it difficult to predict our operating results.

     It is difficult to forecast the timing and recognition of our revenues because our prospective customers often dedicate a significant amount of time to evaluating our products before licensing them. The period between initial customer contact and purchase by a customer may extend twelve months or more. During the evaluation process, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons including:

•	reduced demand for our products or for integration software generally;

•	introduction of products by our competitors;

•	lower prices offered by our competitors;

•	changes in budgets and purchasing priorities; and

•	changes by prospective customers in their approach with respect to the integration of enterprise applications.

We may experience fluctuations in quarterly revenue that could adversely impact our operating results.

     Our revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. Historically, our product revenue in the first quarter of each year has declined from the fourth quarter of the prior year. Revenue in any quarter depends substantially upon our ability to sign contracts and our ability to recognize revenues in that quarter in accordance with revenue recognition policies. Therefore, you should not rely on period to period comparisons of revenues or results of operations as an indication of future performance. If our quarterly revenues or operating results fall below expectations of investors or securities analysts, the price of our ordinary shares and ADSs could fall substantially.

     Our quarterly revenues may fluctuate as a result of a variety of factors, including the following:

•	a significant number of our prospective customers decide whether to enter into license agreements with us within the last month of each quarter;

•	the size of transactions can vary significantly;

•	the demand for our products may change;

•	customers may unexpectedly postpone orders due to changes in their strategic priorities, project objectives, budget or personnel;

•	customer evaluations and purchasing processes vary significantly from company to company, and a customer’s internal approval and expenditure authorization process can be difficult and time consuming to complete, even after selection of a vendor;

•	the number, timing and significance of product enhancements and new product announcements by us and our competitors may affect purchase decisions; and

•	we may have to defer revenues under our revenue recognition policies.

     Fluctuations in our quarterly revenues may adversely affect our operating results. In each fiscal quarter our expense levels, operating costs and hiring plans are based on projections of future revenues and are relatively fixed. If our actual revenues fall below expectations, we could experience a reduction in operating results.

We recently made significant changes to our senior management team.

     Our future success depends to a significant extent on the effective working relationships and management of our senior management team. On May 15, 2003, Dr. Christopher J. Horn reassumed the position of chief executive officer of IONA. At that time, we announced the resignation of three executive officers. Other managers have also left IONA recently. The disruption caused by these changes, the failure of our management team to develop effective working relationships or their failure to effectively manage our business could have a material adverse effect on our business, results of operations and financial condition. In addition, if we are unable to successfully integrate recent additions or hire future additions to the team, our business, results of operations and financial condition will suffer.

We have experienced significant variations in profitability and anticipate that we will continue to do so in the future.

     Our levels of profitability have varied significantly on a quarterly and annual basis. These variations were attributable to fluctuations in revenue and costs, including costs associated with the development and introduction of new products and services, charges associated with acquisitions, and certain nonrecurring expenses attributable to the settlement of litigation, restructuring and impairment of goodwill and other non-current assets. There can be no certainty that we will not experience similar variations in profitability in future periods for these or other factors, and any such variation could have a significant impact on the market value of our ordinary shares and ADSs.

If we are unable to successfully implement and manage cost reduction measures, our business, operating results and financial condition will be adversely impacted.

     We are implementing additional measures to reduce our expenses, including a reduction in our workforce. Our operations may be disrupted during implementation and any disruption could have a material adverse effect on our business and results of operations. In addition, we may not be fully able to align our cost structure with the demand for our products. If we do not successfully and appropriately reduce expenses, our business, results of operations and financial condition will be materially and adversely affected.

Our future revenue depends upon the evolution and adoption of Web services and related integration solutions.

     We believe that there is an emerging demand for Web services and related integration solutions. Therefore, we have invested significant amounts in developing and introducing products to meet the development, deployment and integration requirements of enterprises implementing Web services. If the market for Web services infrastructure solutions does not evolve as we anticipate or fails to grow as quickly as we expect, we may be unable to implement our strategy or achieve the growth rate that we target.

     The acceptance of our recently launched Rapid Integration software also depends upon the development and proliferation of Web services standards for application integration. If these standards do not continue to develop or gain widespread acceptance, the demand for our products and services may not materialize. Consequently, our business prospects and financial condition would suffer.

If we fail to keep pace with rapidly evolving technology and changing customer needs, our business will suffer.

     The market for enterprise infrastructure software is characterized by rapidly changing technology, evolving industry standards and changing customer needs. Therefore, our success will depend upon our ability to enhance our existing products and to introduce and market new products to meet changing customer requirements on a timely and cost-effective basis. If we experience delays in the introduction of new or enhanced products, or if we are unable to anticipate or respond adequately to these changes, our products could be rendered obsolete and our business could be materially harmed.

Potential defects in our products or our failure to provide services for our customers could cause our sales to decrease, cause us to lose customers and damage our reputation.

     The products that we offer include newly-launched products with a short track record. These products may contain defects that may be detected at any point in the product’s life cycle. We have in the past discovered errors in certain of our product enhancements and new products and have experienced delays in generating revenue while correcting these errors. Our products are often used in combination with products of other vendors. As a result, it may be difficult to identify the source of any problem. If defects occur, we could experience, among other things:

•	loss of customers;

•	injury to our reputation;

•	loss or delay of market acceptance or sales;

•	increased service or warranty costs; or

•	legal action by our customers.

     In addition, we may not be able to avoid or limit liability for disputes relating to product performance or provision of services.

If we do not manage our expenses and geographically dispersed operations successfully, we may be unable to respond to changing market conditions.

     The IT integration market is becoming increasingly volatile. To address this volatility and global economic conditions generally, we have taken measures to bring our workforce, staffing and structure in line with perceived current demand for our products. If we misjudge our personnel needs or cannot successfully manage our expenses, then our business, financial condition and results of operations would be materially adversely affected. Our future operating results will depend substantially upon the ability of our officers and key employees to anticipate changing business conditions and manage personnel and other costs while increasing sales.

     We face additional risks in managing geographically dispersed operations. Some of our key executives and managers are based in our Dublin, Ireland headquarters and others in our wholly-owned U.S. subsidiary’s Waltham, Massachusetts office. Accordingly, our ability to compete successfully will depend in part on the ability of a limited number of key executives located in geographically dispersed offices to integrate management, to address the needs of our worldwide customer base and to respond to changes in our market. In addition, our ability to manage our operations and financial performance would be materially adversely affected if terrorist attacks or military or other political events prohibit or restrict the travel of our personnel.

We may be required to delay revenue recognition into future periods which could adversely impact our operating results.

     We may have to defer revenue recognition due to several factors, including whether:

•	we are required to accept extended payment terms;

•	the transaction involves contingent payment terms or fees;

•	the transaction involves acceptance criteria or there are identified product-related issues; or

•	license agreements include products that are under development or other undelivered elements.

     Because of the factors listed above and other specific requirements under U.S. GAAP for software revenue recognition, we must have very precise terms in our license agreements to recognize revenue when we initially deliver our products or perform services. Negotiation of mutually acceptable terms and conditions can extend the sales cycle, and sometimes we do not obtain terms and conditions that permit revenue recognition at the time of delivery or even as work on the project is completed.

We depend on large transactions to derive a significant portion of our revenue, and the delay or loss of any large customer order could adversely affect our quarterly or annual operating results.

     We derive a significant portion of our revenue from large transactions. Customers face complex decisions regarding approaches to the development, deployment and integration of enterprise applications, competitive product offerings, rapidly changing software technologies, and limited internal resources. We must often negotiate terms and conditions in large sales transactions. These terms and conditions can extend the sales cycle and, in certain situations, result in deferred recognition of revenue from the sale. Prospective sales are subject to delays or cancellation over which we have little or no control. If any large customer order anticipated for a particular quarter is not realized or is delayed, we may experience an unplanned shortfall in revenue, which could significantly and adversely affect our operating results.

Our inability to create and preserve relationships with software vendors, systems integrators or other third parties that market and sell our products could reduce our revenues.

     Our ability to achieve revenue growth will depend in large part on expanding our sales channels, as well as leveraging our existing strategic alliances. If our relationships with these software vendors or system integrators deteriorate or terminate, or if we are unable to form new relationships, we may lose important sales and marketing opportunities. Our distribution arrangements could give rise to disputes regarding marketing strategy, exclusive territories and customer relationships which could negatively affect our business or result in costly litigation. In addition, if these software vendors and system integrators are unable to recruit and adequately train a sufficient number of consulting personnel to support the implementation of our software products, or they otherwise do not adequately perform implementation services, we may lose customers. These systems integrators may increase their promotion of competing enterprise integration solutions or may otherwise discontinue their relationships with or support of us. Our relationships with software vendors and systems integrators are an important part of our business, and a deterioration of these relationships could adversely impact our business and operating results.

     We also may enter into joint arrangements with strategic partners to develop new products or enhancements, or to license our offerings as part of integrated products. Our business may be adversely affected if these strategic partners change their business priorities or experience difficulties in their operations, which in either case causes them to terminate or reduce their support for these joint arrangements.

We currently derive most of our revenue from a limited number of our products.

     To date, we have derived most of our revenue from the licensing of our products that currently compose our Orbix products and fees from related services. We expect these products to continue to account for a substantial majority of our revenue for the foreseeable future. As a result, a reduction in demand for, or sales of, these products would have a material adverse effect on our business, financial condition and results of operations. In addition, our business will depend, in significant part, on the successful development, introduction and customer acceptance of new and enhanced versions of our products. We may not successfully develop, introduce or market new products or enhancements or additions to our existing products. Any failure to do so would materially adversely affect our business, financial condition and results of operations.

If we do not successfully expand and manage our direct sales force and other distribution channels, we may not be able to increase our sales.

     To date, we have sold our products primarily through our direct sales force, software vendors and system integrators. We plan to continue to invest in, and rely on sales through, these distribution channels and other indirect channels. We experience lower profit margins on the distribution of our products through third-party distribution channels. We may not be able to expand or manage successfully our direct sales force or other distribution channels. Further, any such expansion may not result in an increase in revenue or operating income. If we fail to expand or manage successfully our direct sales force or other distribution channels, our business, financial condition and results of operations would materially suffer.

We operate in highly competitive markets and we may be unable to compete successfully.

     The market for enterprise infrastructure software solutions is highly competitive. We expect this competition to increase. Our products compete with offerings from a number of established infrastructure vendors, as well as offerings from new software companies. Some of these companies offer products that compete with single components of our product set, while other companies market a set of products designed to solve broad integration problems.

     We compete principally against vendors of:

•	enterprise infrastructure software;

•	enterprise application integration software; and

•	Web services integration software.

     We believe that our ability to compete depends in part on a number of factors outside of our control, including:

•	the demand for our products;

•	the development by others of software that is competitive with our products;

•	the price at which others offer comparable products;

•	the ability of our competitors to respond effectively to customer needs;

•	the ability of our competitors to market their products aggressively and effectively; and

•	the ability of our competitors to hire, retain and motivate key personnel.

     In addition, a number of our competitors have substantially greater technical, financial, sales, marketing, customer support, professional services and other resources, as well as greater name recognition, than we do. As a result, our competitors may be able to adapt more quickly to new or emerging technologies and changes in customer requirements, to devote greater resources to the promotion and sale of their products, or to establish more successful strategic relationships with industry leaders and other third parties than we can. Further, certain of our larger competitors may be able to offer competitive products or technologies as part of their broader product or service offerings or may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our current and prospective customers. Accordingly, it is possible that new competitors or alliances among our current and potential competitors may emerge and rapidly gain significant market share. This type of competition could materially adversely affect our ability to license products and provide services on terms favorable to us. In addition, among our smaller competitors, the competition for remaining market share is intense. Due to competitive pressures, we could be forced to reduce the price of our products and related services. Lower sales or reduced prices would negatively impact our operating results and financial condition.

     Many of our competitors have a significant installed base that includes our current and potential customers. Once a customer has installed the products of one of our competitors, it may be difficult to convince the customer to adopt or purchase our products. If we are unable to further penetrate our existing customer base or sell to new clients, our business prospects and financial condition would suffer.

We may be unable to identify or complete suitable acquisitions, and any acquisitions we do complete may create business difficulties or dilute our shareholders.

     As part of our business strategy, we may pursue strategic acquisitions. We may be unable to identify suitable acquisition candidates. We cannot assure you that we will be able to make acquisitions on commercially acceptable terms or at all. If we acquire a business, technology or product, we may have difficulty integrating that business, technology or product with our existing operations or our software. These difficulties could disrupt our ongoing business, distract our management and workforce, increase our expenses and adversely affect our operating results. In addition, the key personnel of an acquired entity may decide not to work for us. We may also incorrectly judge the value or worth of an acquired business, technology or product. Furthermore, we may incur significant debt or be required to issue equity securities to pay for future acquisitions or investments. The issuance of equity securities may be dilutive to our shareholders.

If we are unable to attract and retain highly qualified personnel, our future results would be adversely affected.

     We depend to a significant extent upon a limited number of senior executives. We face intense competition for highly qualified personnel. If we fail to attract, retain or assimilate key personnel, our business, financial condition and results of operations would materially suffer.

We face various risks associated with our international operations that could cause our operating results to suffer.

     We are incorporated in Ireland and substantial portions of our product development, marketing, sales and administrative functions are located in Ireland. Our sales are derived, and our operations are conducted, worldwide. We expect that operations outside of the United States will continue to account for a significant portion of our business and we intend to continue to expand our operations outside of the United States. Because of the international character of our business, we are subject to risks such as:

•	fluctuations in currency exchange rates;

•	political and economic conditions in various jurisdictions;

•	unexpected changes in regulatory requirements, tariffs and other trade barriers;

•	failure to enter into relationships with local resellers, systems integrators or other third party vendors, or to introduce localized products;

•	difficulties in staffing and managing foreign operations;

•	longer accounts receivable payment cycles; and

•	differing laws affecting the enforceability of intellectual property rights and product liability.

     If any of these risks materializes, revenue derived from customers outside the United States could decrease, and our business, financial condition and results of operations could materially suffer.

If our effective tax rate increases, our business and financial results would be adversely impacted.

     We have significant operations and generate a substantial portion of our taxable income in Ireland. In general, the tax rate in Ireland on trading income, which is 12.5% as of January 1, 2003, is significantly lower than U.S. tax rates. Moreover, our Irish taxable income derived from software substantially developed in Ireland is taxed at a 10% effective tax rate. If our operations no longer qualify for these lower tax rates or if the tax laws were rescinded or changed, our effective tax rate would increase and our business, financial condition and results of operations could be materially adversely affected. In addition, if U.S., U.K., German, Australian or other tax authorities were to challenge successfully the manner in which we recognize profits or, more generally, the jurisdiction in which our income is subject to taxation, our effective tax rate could increase and our cash flow and results of operations could be materially adversely affected. If our revenues fail to grow we will become increasingly dependent on favorable tax rates to maintain our earnings.

Our U.S. holders of our ordinary shares or ADSs could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

     If, for any taxable year, our passive income or our assets that produce passive income exceed levels provided by law, we may be characterized as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. This characterization could result in adverse U.S. tax consequences to the holders of our ordinary shares or ADSs. U.S. persons should consult with their own U.S. tax advisors with respect to the U.S. tax consequences of investing in our ordinary shares or ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in U.S. corporations.

     The rights of holders of our ordinary shares and, therefore, some of the rights of the holders of our ADSs are governed by Irish law and the laws of the European Union. As a result, the rights of our shareholders differ from, and may be more limited than, the rights of shareholders in typical U.S. corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

We have a limited ability to protect our intellectual property rights, and others could obtain and use our technology without our authorization.

     We regard certain of our technologies as proprietary, and we rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third-party non-disclosure agreements, and technical measures to establish and protect our proprietary rights. The laws of various countries in which our products may be licensed may not protect our proprietary rights to the same extent as the laws of the United States and Ireland. While we generally enter into confidentiality agreements and limit access to, and distribution of, our proprietary information, it is possible for a third party to copy or otherwise obtain and use our technology without authorization. Third parties may reproduce our software products without our consent. In addition, it is possible that our means of protecting our proprietary rights will not be adequate. Any unauthorized reproduction or inadequate protection could have a material adverse effect on our business, financial condition or results of operations.

If we do not have the right to use third-party technology, we may have to stop selling and shipping products and incur significant development or license expenses.

     We use and incorporate third-party technology in our products. If we do not have adequate rights to use this technology or our rights terminate, we could be required to:

•	stop using the third-party technology;

•	stop selling and shipping our products in which the third-party technology is used; or

•	incur significant expenses to identify and obtain replacement technology or develop similar technology or to obtain a new license to the third-party technology.

     We may not be able to develop technology or identify other technology with functionality similar to this third-party technology. In addition, we may not be able to obtain a license to this third-party technology on acceptable terms or at all, and we may be liable for damages in the event of any unauthorized use. If any of these events occur, our business, financial condition and results of operations could be materially adversely affected.

We may be exposed to significant liability if we infringe upon the intellectual property or proprietary rights of others.

     Third parties have notified us, and others may notify us, from time to time, that they believe we are infringing certain of their patents and other intellectual property rights. The cost of responding to any such assertion may be material, whether or not the assertion is valid. In the event that any such assertion is resolved adversely to us, we could be required to:

•	discontinue the use of certain processes;

•	cease the use and sale of infringing products and services;

•	expend significant resources to develop non-infringing technology;

•	obtain licenses to competing technology; or

•	indemnify customers under certain clauses relating to intellectual property rights in our licenses.

     We may be unable to obtain licenses on acceptable terms or at all. We may become a party to litigation, and the court may assess damages. If we fail to obtain licenses, adverse or protracted litigation arises out of any such assertion or damages are assessed, our business, financial condition or results of operations could be materially adversely affected.

Legislative actions, higher insurance costs and potential new accounting pronouncements may affect our future financial position and results of operations.

     To comply with the recently adopted Sarbanes-Oxley Act of 2002, as well as proposed changes to listing standards by Nasdaq, we may be required to hire additional personnel and utilize additional outside legal, accounting and advisory services, all of which will cause our general and administrative costs to increase. Insurers may increase premiums as a result of high claims rates experienced by them over the past year, and so our premiums for our various insurance policies, including our directors’ and officers’ insurance policies, are likely to increase. Proposed changes in the accounting rules, including legislative and other proposals to account for employee stock options as a compensation expense among others, could materially increase the expenses that we report under generally accepted accounting principles and adversely affect our operating results.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

     The following discussion regarding our market risk contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are neither promises nor guarantees and involve risks and uncertainties, including risks of exchange rate fluctuations, interest rate fluctuations and general market volatility, that could cause actual results to differ materially from those discussed in the forward-looking statements.

     Prior to 1999, we had undertaken transactions to hedge the risks associated with fluctuations in exchange rates of the Irish pound and the euro to the dollar. In the future, we may undertake transactions to hedge the risks associated with fluctuations in exchange rates of the euro and other currencies to the dollar. Any market value gains or losses recognized on hedges of payables in the future will be offset against foreign exchange gains or losses on those payables. The gain or loss and premium or discount on forward contracts designated as hedges of firm commitments will be deferred until the hedged transaction is completed and included in the measurement of the value of the hedged transaction. At March 31, 2003, we had no foreign exchange contracts outstanding.

     Our trading portfolio of investments is not considered to be subject to material market (interest rate) risk because of the relatively short-term maturities of investments included in the portfolio.

Part II. OTHER INFORMATION

ITEM 2. CHANGES IN SECURITIES AND USE OF PROCEEDS

          On February 24, 1997, IONA’s Registration Statement on Form F-1 (File No. 333-6396) became effective. The net proceeds to IONA from the related offering were $59,574,654. IONA has filed Form SR disclosing the sale of securities and the use of proceeds therefrom through May 24, 1997. Except for the information regarding the use of proceeds, no information disclosed in such Form SR has changed. The following are the uses of proceeds from the effective date of the Registration Statement (February 24, 1997) through March 31, 2003:

Purchase and installation of furniture and fixtures	$13,789,000
Purchase and installation of machinery and equipment	32,113,000
Short-term debt instruments	13,292,654
Redemption of outstanding Preference Shares and payment of accrued and unpaid dividends thereon	380,000

ITEM 6. EXHIBITS AND REPORTS ON FORM 6-K

          (b)     IONA filed two (2) Reports on Form 6-K during the quarter ended March 31, 2003. On January 22, 2003, IONA filed two Reports on Form 6-K furnishing a press release reporting preliminary financial results for the quarter ended December 31, 2002 and furnishing a press release announcing the appointment of William Burgess to its Board of Directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

IONA Technologies PLC

Date: May 16, 2003	By:	/s/ Christopher J. Horn

Christopher J. Horn
Chief Executive Officer
and Director